[redacted]

10027737

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Central Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9090 DEADMAN HILL RD

CASHMERE	WA	98815
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY SCHOENING (509) 782-3039
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson Sullivan LLP
(Name – *if individual, state last, first, middle name*)

601 Union St Ste 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARRY SCHOENING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Central Securities, LLC, **as** of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/MEMBER
Title

Notary Public

KATHRYN A WIERIMA
Commission Expires
NOTARY
PUBLIC
MARCH 30, 2010
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not Applicable)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not Applicable)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Central Securities, LLC
Cashmere, Washington

We have audited the accompanying statement of financial condition of Central Securities, LLC ("the Company") as of December 31, 2009, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 4, 2010

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

CENTRAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	13,201
Deposits with clearing organization		361,603
Deposits with other brokers/dealers		98,786
Receivable from clearing organization		41,076
Accrued interest receivable		4,950
Securities owned, at fair value		642,775
Prepaid expenses		3,195
	$	1,165,586

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Payable to clearing organization	$	652,211
Accounts payable		6,237
Total liabilities		658,448
Members' Equity		507,138
	$	1,165,586

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenue		
Net gains on sales of securities	$	525,202
Interest and other income		7,676
		532,878
Expenses		
Interest		75,897
Ticket charges		42,140
Trading expense		33,000
Data subscriptions		36,879
Salaries and payroll taxes		37,606
Licenses, registrations, and taxes		18,500
Professional fees		16,170
Communications		11,429
Other		7,343
		278,964
Net income	**$**	**253,914**

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2009

Balance, December 31, 2008	$	725,224
Net income		253,914
Distributions		(472,000)
Balance, December 31, 2009	$	507,138

See Notes to Financial Statements

CENTRAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net income	$	253,914
Adjustments to reconcile net income to net cash flows from operating activities		
Net unrealized loss on securities		50,953
Change in operating assets and liabilities		
Deposits with clearing organization		(137,152)
Deposits with other brokers/dealers		42,756
Receivable from clearing organization		252,598
Accrued interest receivable		16,374
Securities owned		(130,562)
Prepaid expenses		75
Payable to clearing organization		130,562
Accounts payable		1,733
Net cash flows from operating activities		481,251
Cash Flows from Financing Activity		
Distributions to members		(472,000)
Decrease in cash		**9,251**
Cash, beginning of year		3,950
Cash, end of year	$	13,201
Supplemental Cash Flow Information		
Cash paid during the year for interest	$	75,897

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Central Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling government and private label mortgage-backed securities, and holding these types of interest-bearing securities for the Company's own account.

As a limited liability company (or LLC), a member's liability is generally limited to contributions made to the LLC. The Company has a finite life and is scheduled to terminate in 2070.

The Company uses facilities and equipment provided by its owners (without charge). Any charges that could be allocated to the Company are not material.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements. As of December 31, 2009, the Company had deposit levels with clearing organizations exceeding the requirements.

Amounts due to the clearing organizations bear interest at approximately the Federal funds rate plus 1.5% (resulting in a rate of 1.6% at December 31, 2009) and are secured by securities owned.

Fair Value Measurements

Securities owned, futures contracts, and securities sold, net yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of these securities was determined using Level 2 observable market inputs, within the above fair market hierarchy, consisting of quoted values of similar securities.

Fair Value of Financial Investments

Securities owned are recorded at the fair value as described in Note 2. The fair value of the payable to clearing organization approximates carrying value due to the interest rate, collateral, and the terms of the agreements. The value of all other financial investments is assumed equal to the carrying value due to their short-term nature.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis. Securities owned, securities sold but not yet purchased, and contracts to purchase securities in the future are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on February 4, 2010.

Note 2. Securities Owned

Securities owned are all interest-bearing debt securities and, at December 31, 2009, are issued by:

Federal National Mortgage Association	$ 203,871
Federal Home Loan Mortgage Company	198,659
Government National Mortgage Association	186,205
Private label mortgage-backed securities	54,040
	$ 642,775

Note 3. Trading Activities and Related Risks

The Company actively trades government and private label mortgage-backed interest bearing securities, and trades futures contracts (described below). Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by trading either governmental agency securities or securities that are AAA rated by two or more debt security rating services. The Company's counterparty risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company trades contracts to deliver at a future date or purchase at a future date ("futures contracts"). These contracts are used to generally hedge the risk associated with owning debt securities described above. Net realized and unrealized gains and losses from futures contracts are included in the net gains on sales of securities in the accompanying statement of operations. The deposit with other brokers/dealers in the statement of financial condition is a deposit with the brokers/dealers the Company uses to trade these futures contracts.

At December 31, 2009, there were eight futures contracts that had not been settled (notional amount $800,000). These contracts relate to United States 30 Year Treasury note. At December 31, 2009, net unrealized gains on these futures contracts were $53,250, which is included in the statement of financial condition in the deposit with other brokers/dealers.

For the year ended December 31, 2009, the Company settled 387 futures contracts and net realized losses on these futures contracts were $171,756.

In addition to the futures contracts activities above, the Company engages in other futures contracts as part of its general trading strategy. During 2009, the Company engaged in short-sales of one natural gas and two Dow Jones futures contracts, and recorded a net realized loss of $4,670. This amount is also included in net gains on sales of securities in the statement of operations.

Note 4. Subsequent Events

On January 15, 2010, the Company's members withdrew $100,000.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $100,000. At December 31, 2009, the Company had computed net capital of $450,361, which was in excess of the required net capital level by $350,361. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was .014 to 1.

SUPPLEMENTARY INFORMATION

CENTRAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

COMPUTATION OF NET CAPITAL

Members' equity	$	507,138
Deductions		
Other assets		3,195
Haircuts on security positions		
United States Agency obligations and obligations of organizations established by the United States		48,718
Private label mortgage-backed interest-bearing securities		4,864
Net capital		450,361
Minimum net capital		100,000
Excess net capital	$	350,361

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	6,237
Total aggregate indebtedness	$	6,237

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$	100,000
Percentage of aggregate indebtedness to net capital		1.4%
Ratio of aggregate indebtedness to net capital		.014 to 1

Central Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

CENTRAL SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2009

Net capital per the broker's unaudited Focus Report, Part IIA, and net capital as recalculated	$ 450,361

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

CENTRAL SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

CONTENTS

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Central Securities, LLC
Cashmere, Washington

In planning and performing our audit of the financial statements of Central Securities, LLC ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

An independent firm associated with MOORE STEPHENS INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 4, 2010